# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: 5E Advanced Materials, Inc., CIK 0001888654
CUSIP: 33830Q109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 9329 Mariposa Road, Suite 210, Hesperia, California (CA), 92344
Date of event which requires filing of this statement: 02/02/2026
Amends the filing with accession number 0001193125-23-291725
Filed by CIK 0001942819
Persons authorized to receive notices and communications: Jonathan Siegler, 300 Crescent Court, Suite 1860, Dallas, Texas (TX), 75201, 469-398-2205

## Reporting persons
- Bluescape Energy Partners IV GP LLC (CIK 0001942819): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 12,130,997; sole dispositive power 0; shared dispositive power 12,130,997; aggregate amount beneficially owned 12,130,997 (29.2% of the class)
- BEP Special Situations IV LLC (CIK 0001942792): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 12,130,997; sole dispositive power 0; shared dispositive power 12,130,997; aggregate amount beneficially owned 12,130,997 (29.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: 5E Advanced Materials, Inc.
Address of issuer's principal executive offices: 9329 Mariposa Road, Suite 210, Hesperia, California (CA), 92344
Comment: This Amendment No. 11 ("Amendment No. 11") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on December 8, 2023, as amended by Amendment No. 1 filed with the SEC on January 22, 2024, Amendment No. 2 filed with the SEC on June 13, 2024, Amendment No. 3 filed with the SEC on August 27, 2024, Amendment No. 4 filed with the SEC on September 18, 2024, Amendment No. 5 filed with the SEC on January 15, 2025, Amendment No. 6 filed with the SEC on January 16, 2025, Amendment No. 7 filed with the SEC on March 6, 2025, Amendment No. 8 filed with the SEC on March 14, 2025, Amendment No. 9 filed with the SEC on August 27, 2025 and Amendment No. 10 filed with the SEC on December 8, 2025 (together, the "Original Schedule 13D"), relating to the shares of common stock, par value $0.01 per share (the "Common Stock"), of 5E Advanced Materials, Inc. (the "Issuer") whose principal executive office is located at 9329 Mariposa Road, Suite 210, Hesperia, CA 92344. Except as specifically provided herein, this Amendment No. 11 does not modify any of the information previously reported on the Original Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 11 shall have the same meanings herein as are ascribed to such terms in the Original Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented as follows:

On February 2, 2026, the Reporting Persons purchased 4,000,000 shares of Common Stock for aggregation consideration of $8 million. The Reporting Persons obtained the funds to purchase the Common Stock through capital contributions from its partners and shareholders.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated as follows:

The information contained on the cover pages is incorporated by reference to this Item 5.

The ownership information presented on the cover pages represents beneficial ownership of Common Stock of the Issuer as of the date hereof, based upon 41,511,883 shares of Common Stock outstanding as of February 2, 2026 as disclosed in the Issuer's Prospectus filed with the Securities and Exchange Commission on February 2, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information contained on the cover pages is incorporated by reference to this Item 5.

Bluescape Energy Partners IV GP LLC is the general partner of Bluescape Energy Recapitalization and Restructuring Fund IV LP, which wholly owns BEP Special Situations IV LLC. As such, Bluescape Energy Partners IV GP LLC may be deemed to have beneficial ownership of the securities held by BEP Special Situations IV LLC.
Transactions in the class effected during the past sixty days: Other than as described in this Amendment No. 11, the Reporting Persons have not effected any transactions in the Common Stock since Amendment No. 10.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Bluescape Energy Partners IV GP LLC: /s/ Jonathan Siegler, Jonathan Siegler, Authorized Signatory (02/04/2026)
- BEP Special Situations IV LLC: /s/ Jonathan Siegler, Jonathan Siegler, Authorized Signatory (02/04/2026)